SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F       ☑       Form 40-F       ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes      ☐      No      ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

CNH GLOBAL N.V.
Form 6-K for the month of February 2006
List of Exhibits:
1.	News release dated February 27, 2006 entitled, “CNH Global Board Recommends Annual Dividend”

       Case New Holland
FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Global Board Recommends Annual Dividend
LAKE FOREST, Illinois (February 27, 2006) – The Board of Directors of CNH Global N.V. (NYSE:CNH) has recommended a dividend of $0.25 per common share for the year 2005. Payment of the dividend is subject to approval at the Annual General Meeting of shareholders, which will be held on April 7, 2006 at the company’s registered offices in Amsterdam, the Netherlands.
If approved the dividend will be payable on May 5, 2006 to shareholders of record at the close of business on April 28, 2006.
The CNH Board of Directors has also recommended a dividend on the Series A Preferred Stock in compliance with its terms. Such dividend is computed based on the prevailing common share dividend yield, which is calculated using the average dividend yield of the common shares for the 30 trading days prior to the date the shareholders approve the dividend on the common shares. The average dividend yield of the common shares means the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing price per share of the common shares on the New York Stock Exchange for each of the 30 consecutive trading days prior to the date the shareholders approve the common share dividend.
If such calculation were to be made for the 30 days prior to the date of this press release, the total amount payable on all Series A preferred stock would be US$25,471,000. The actual amount payable will be determined on the date of the Annual General Meeting and may be different from the amount calculated above.
CNH (Case New Holland) is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

February 28, 2006